June 5, 2013

Reid S. Hooper

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Broadview Networks Holdings, Inc. Registration Statement on Form S-1 (File No. 333-187629)

Dear Mr. Hooper:

On behalf of Broadview Networks Holdings, Inc. (the “Company”), and following further discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth below is the Company’s response to the oral comments of the Staff pertaining to the Company’s Registration Statement on Form S-1 (File No. 333-187629) filed on March 29, 2013, as amended on April 30, 2013 (the “Registration Statement”), in respect of $128,839,500 in aggregate principal amount of the Company’s 10.5% Senior Secured Notes due 2017 (the “Notes”). On behalf of the Company, we intend to submit to the Commission Amendment No. 2 to the Registration Statement, which will reflect certain revisions discussed with the Staff.

Set forth below are several reasons why we believe that the risks arising from the Company’s failure to qualify the indenture governing the Notes (as amended and supplemented from time to time, the “Indenture”), and the indenture trustee (the “Trustee”), under the Trust Indenture Act of 1939, as amended (the “TIA”), in each case, are not material to prospective investors.

Notwithstanding the fact that the Indenture is not qualified under the TIA, the Indenture was modeled after indentures that are so qualified and the Indenture expressly incorporates by reference the provisions of the TIA that would otherwise apply by virtue of qualification, and requires the Company and the Trustee to comply with certain provisions of the TIA. The Indenture also provides that the TIA shall control in the event of any conflict between the terms of the TIA and the Indenture and that any provision that is required to be included in a qualified indenture, but not expressly included in the Indenture, shall be deemed to be so included.

In addition, to further imbue holders with the benefits of the TIA, on April 17, 2013 the Company and the Trustee entered into the First Supplemental Indenture to add a covenant (the “Qualification Covenant”) that the Indenture shall be governed by the TIA to the same extent as an indenture with an indenture trustee that, in each case, have been qualified under the TIA. The Qualification Covenant cannot be rescinded, modified or amended by the Company so long as the Notes are outstanding.

Section 9.02 of the Indenture generally prohibits the Company from making any changes to the Indenture without the consent of the Trustee and the holders of at least a majority in aggregate principal amount of the outstanding Notes, and also prohibits certain enumerated changes to the Indenture that would have an adverse effect on holders of Notes without the consent of each such holder. Even though the Trustee is not qualified under the TIA, we believe that The Bank of New York Mellon would likely not sign a supplemental indenture in contravention of the terms of the Indenture, where the Qualification Covenant expressly provides that it cannot be rescinded, modified or amended by the Company so long as the Notes are outstanding, if the Company were to propose a change to the Indenture that would have an adverse effect on holders of Notes.

The Company originally issued notes (which notes were cancelled and re-issued as the Notes in connection with the Company’s bankruptcy emergence on November 13, 2012) in a high-yield offering in 2006. A considerable number of offerings in the high-yield debt market are issued pursuant to indentures in “private-for-life” transactions, meaning that such indentures would never be qualified and buyers of the securities under such indentures would not have the protections provided by the TIA. We believe investors in high-yield notes, such as those issued by the Company, are not unaccustomed to indentures that have not been and will not be qualified under the TIA.

Although holders of Notes would not have a direct claim under the TIA, and instead would have a breach of contract claim, if the Company were to breach the Qualification Covenant, such a default would result in an event of default under the Indenture after certain time and notice requirements are satisfied, permitting such holders to accelerate the maturity of the Notes. An acceleration would cause an event of default under the Company’s credit facility and perhaps other debt of the Company outstanding at the time. For the foregoing reasons, we believe that the absence of qualification under the TIA does not pose a material risk to the holders of Notes.

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8529 with any further questions or comments.

Very truly yours,

/s/ John DeSisto

John DeSisto

cc:	Michael K. Robinson, President and Chief Executive Officer

Cristopher Greer, Esq.